UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant's name into English)

Suite 604 - 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

PAN AMERICAN GOLD CORPORATION

(formerly Tri-Lateral Venture Corporation)

INTERIM FINANCIAL STATEMENTS

March 31, 2004

(Stated in Canadian Dollars)

(Unaudited)

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)
INTERIM BALANCE SHEET
March 31, 2004 and December 31, 2003
(Stated in Canadian Dollars)
(Unaudited)

	March 31, 2004	December 31, 2003
ASSETS
Current
Cash	$111	$2,729
GST receivable	3,313	1,970
	__________________	__________________
	3,424	4,699
Resource properties	12,775	12,775
	__________________	__________________
	$16,199	$17,474
	__________________	__________________
LIABILITIES
Current
Accounts payable and accrued liabilities - Note 3	$70,331	$56,078
Loans payable - Note 3	54,408	50,408
	__________________	__________________
	124,739	106,486
	__________________	__________________
SHAREHOLDERS' DEFICIENCY
Share capital - Note 2	6,769,726	6,769,726
Contributed surplus	2,000	2,000
Deficit	(6,880,266)	(6,860,738)
	__________________	__________________
	(108,540)	(89,012)
	__________________	__________________
	$16,199	$17,474
	__________________	__________________

Subsequent Event - Note 4

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)
INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three months ended March 31, 2004 and 2003
(Stated in Canadian Dollars)
(Unaudited)

	2004	2003
Administrative Expenses
Accounting fees - Note 3	$1,200	$2,525
Bank charges and interest - Note 3	248	8,436
Consulting fees - Note 3	7,500	4,475
Filing fees	3,087	561
Legal fees	3,166	1,053
Rent and office - Note 3	1,500	1,500
Transfer agent	2,827	2,120
	__________________	__________________
Loss before other item	(19,528)	(20,670)
Other item
Interest earned	-	11
	__________________	__________________
Net loss for the period	(19,528)	(20,659)

Deficit, beginning of the period	(6,860,738)	(6,756,363)
	__________________	__________________
Deficit, end of the period	$(6,880,266)	$(6,777,022)
	__________________	__________________
Basic and diluted loss per share	$(0.00)	$(0.01)
	__________________	__________________
Weighted average number of common shares outstanding	4,358,521	3,372,872
	__________________	__________________

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)
INTERIM STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2004 and 2003
(Stated in Canadian Dollars)
(Unaudited)

	2004	2003
Operating Activities
Net loss for the period	$(19,528)	$(20,659)
Changes in non-cash working capital items related to operations:
Accounts receivable	(1,343)	(159)
Accounts payable and accrued liabilities	14,253	8,427
	__________________	__________________
	(6,618)	(12,391)
	__________________	__________________
Financing Activity
Increase in loans payable	4,000	-
	__________________	__________________
Decrease in cash during the period	(2,618)	(12,391)

Cash, beginning of period	2,729	13,384
	__________________	__________________
Cash, end of period	$111	$993
	__________________	__________________
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-
	__________________	__________________
Income taxes	$-	$-
	__________________	__________________

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2004
(Stated in Canadian Dollars)
(Unaudited)

 Note 1 Interim Reporting

While the information presented in the accompanying three months financial statements is unaudited, it included all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and its cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's audited annual December 31, 2003 financial statements.

Note 2 Share Capital

Authorized

Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares	Number	$
Balance, December 31, 2003 and March 31, 2004	4,358,521	6,769,726
	_________________	_________________

Note 3 Related Party Transactions

During the three months ended March 31, 2004 the Company incurred the following expenses with directors and a company with a common director:

	March 31,
	2004	2003
Accounting fees	$1,200	$2,525
Consulting fees	7,500	4,475
Interest expense	-	4,167
Rent	1,500	1,500
	__________________	__________________
	$10,200	$12,667
	__________________	__________________

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 3 Related Party Transactions - (cont'd)

As at March 31, 2004, accounts payable and accrued liabilities includes $44,449 owing to directors of the Company and a company with a common director.

As at March 31, 2004, loans payable includes $43,500 owing to a shareholder of the Company. This amount is unsecured, non-interest bearing with no specific terms for repayment.

Note 4 Subsequent Event

Subsequent to March 31, 2004, the Company granted 1,300,000 post split share purchase options to the directors of the Company entitling the holders thereof to purchase one common share at $0.02 per share for each share purchase option held. The share purchase options are exercisable for a period of five years.

Note 5 Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("US GAAP") as follows:

Resource Properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. During the three months ended March 31, 2004, $Nil was incurred in resource property costs. Therefore, an additional expense is not required under US GAAP for the three months ended March 31, 2004.

Note 5 Canadian and United States of America Accounting Principles - (cont'd)

The impact of the above on the financial statements is as follows:

	March 31,
	2004	2003
Net loss for the period per Canadian and US GAAP	$(19,528)	$(20,659)
	__________________	__________________

	March 31,	December 31,
	2004	2003
Total assets per Canadian GAAP	$16,199	$17,474
Acquisition and deferred exploration costs	(12,775)	(12,775)
	__________________	__________________
Total assets per US GAAP	$3,424	$4,699
	__________________	__________________
Shareholders' Deficiency
Balance, end of the period as per Canadian GAAP	$(108,540)	$(89,012)
Acquisition and deferred exploration costs	(12,775)	(12,775)
	__________________	__________________
Balance, end of period per US GAAP	$(121,315)	$(101,787)
	__________________	__________________

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)
Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS
For the Quarter ended March 31, 2004

The following discussion of the operations, results and financial position of the Company for the Quarter ended March 31, 2004 should be read in conjunction with the March 31, 2004 Interim Financial Statements and the December 31, 2003 Audited Financial Statements and the related Notes. The effective date of this report is May 31, 2004.

Forward-Looking Statements

Except for historical information, the Management's Discussion and Analysis (the "MD&A") may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be material different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Description of Business

The Company is in the business of acquiring, exploring, and developing (when appropriate) natural resource properties. The Company's primary property is the Lennie Property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

No known bodies of commercial ore have been discovered to date on any of the Company's natural resource properties. In addition, the Company is in early stages of exploration. Mining exploration involves a high degree of risk. Finding mineral deposits is dependent on a number of factors including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of successful exploration activity, as well as improving the access to capital to finance exploration projects.

Acquisition

Further to a letter of intent announced in January 2004, the Company entered into a share purchase agreement on May 6, 2004 to acquire all of the issued and outstanding shares of Pan American Gold Corporation ("Pan American"), a Nevada gold exploration company. The Company closed this acquisition on May 10, 2004, issuing 3,370,000 shares of the Company's common stock to the shareholders of Pan American which represented approximately 11% of the Company's common shares on closing.

In conjunction with the closing, the Company completed a forward split of its common stock on a seven new for one old basis and changed its name to Pan American Gold Corporation. The Company also restructured its management team appointing Richard Bachman and Michael Sweatman to the board of directors and accepting the resignations of Kevin Hanson and Alan Crawford. Mr. Bachman, a former exploration manager and regional geologist with Homestake Mining Company, was appointed the new President and Chief Executive Officer and Mr. Sweatman, a Chartered Accountant, was appointed Chief Financial Officer.

Pan American holds interests in four gold exploration projects in North America. In British Columbia, it holds a 75% interest in a 80,000 acre land position in the Eskay Creek gold camp. In Nevada, its holds an option to acquire a 60% interest in the Kinsley Mountain Gold Mine, a past gold producer, as well as an option to acquire a 60% interest in the Pinnacle Property which was previously drilled by Homestake. Pan

American also holds a 50% interest in Cactus Minerals, a private Colorado Company which owns the Cactus property, a past producing mine located in Kern County, California with historic production of 400,000 ounces of gold and one million ounces of silver.

The Company plans exploration programs on all five of its projects (including the Red Lake Lennie project) in 2004 including drill programs at Cactus, Pinnacle, and Kinsley, subject to completion of the required financing. These plans are presently being finalized by the Company's new President in consultation with the Company's consultants and advisors.

Results of Operations

Quarter Ended March 31, 2004

Notwithstanding preparations for 2004 exploration programs conducted by the Company's new wholly owned subsidiary Pan American, the Company did not conduct any active exploration activities in the quarter. Activities in the quarter were focused on the completion of the Pan American acquisition and the completion of the application with the National Association of Securities Dealer ("NASD") to obtain a quote to trade the Company's shares on the OTCBB market. Both of these activities have been successfully completed.

The net loss for the quarter ended March 31, 2004 was $19,528 which was less than $0.01 per share on both a basic and fully diluted basis. This loss compares to a loss of $20,659 for the quarter ended March 31, 2003 which was $0.01 per share on both a basic and fully diluted basis. Expenses incurred in the quarter as well as the comparable quarter in 2003 were primarily those required to maintain the Company's continuous disclosure requirements as a Canadian public company while it has proceeded to take steps to reactivate its operations.

Year Ended December 31, 2003

Operations in the year ended December 31, 2003 were focused on the restructuring of the Company's balance sheet to improve its liquidity and the clearing of a Form 20F registration statement with the Securities Exchange Commission to become a Foreign Private Issuer in the United States and access the U.S. capital markets to reactivate the Company's operations.

The net loss for the year ended December 31, 2003 was $104,375 which was $0.03 per share on both a basic and a fully diluted basis. This included a gain on forgiveness of debt of $5,310 as well as a write-off of $7,500 relating to the abandonment of an option to acquire additional mineral claims in the Red Lake gold camp in Ontario. This loss compares to a loss of $601,974 reported in the year ended December 31, 2002 or $0.18 per share on both a basic and fully diluted basis. This loss included a gain of $51,072 on settlement of accounts payable, and a loss of $500,000 on write-off of a promissory note. The promissory note related to funds advanced in conjunction with the attempted acquisition of Contact Solutions Group Inc., a telemarketing company based in Toronto, Ontario in fiscal 2001. Due to a prolonged period of depressed metals prices, the Company made efforts to change its strategic direction away from minerals exploration during this period.

Expenses in 2003 were overall somewhat lower than in 2002 primarily due to a decrease in interest expense resulting from the successful completion of a shares for debt settlement transaction whereby the Company settled $986,467 of accounts payable and loans payable by issuing 986,467 common shares. Legal expenses were also lower in 2003 due to termination of the attempted acquisition of Contact Solutions Group Inc.

Selected Annual Information

The following are highlights of financial data on the Company for the most recently completed three financial years:
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Loss before extraordinary items	$102,211	$153,434	$240,000
Net Loss	$104,375	$601,974	$198,310
Loss per Share	$0.03	$0.18	$0.06
Total Assets	$17,474	$26,947	$737,685
Total Liabilities	$106,486	$998,051	$1,106,815
Working Capital Deficiency	$101,787	$983,760	$869,130

The assets reported at December 31, 2001 constituted primarily a promissory note receivable from Contact Solutions Group Inc. and cash that had been raised to complete the Contact Solutions Group acquisition. The significant reduction in total assets reported at December 31, 2002 reflects the write down of this investment The increase in net loss (and loss per share) reported in the year ended December 31, 2002 also reflects the extraordinary loss incurred from the write down of this investment..

The significant reduction in total liabilities and the resulting improvement in the working capital position of the Company in fiscal 2003 is the result of the shares for debt settlement agreement completed in this period.

Summary of Quarterly Results
	2004	2003				2002
Period ended	Mar. 31 Q1	Mar. 31 Q1	Jun. 30 Q2	Sept. 30 Q3	Dec. 31 Q4	Jun. 30 Q2	Sept. 30 Q3	Dec. 31 Q4
Total Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items	($19,528)	($20,670)	($61,547)	($80,197)	($102,211)	(86343)	(132282)	(153434)
Basic per share	($0.00)	($0.01)	($0.01)	($0.02)	($0.03)	($0.01)	($0.04)	($0.05)
Diluted per share	($0.00)	($0.01)	($0.01)	($0.02)	($0.03)	($0.01)	($0.04)	($0.05)
Net income (loss)	($19,528)	($20,659)	($61,536)	($80,172)	($104,375)	(35009)	($80,862)	(601974)
Basic per share	($0.00)	($0.01)	($0.01)	($0.02)	($0.03)	($0.01)	($0.02)	($0.18)
Diluted per share	($0.00)	($0.01)	($0.01)	($0.02)	($0.03)	($0.01)	($0.02)	($0.18)

Liquidity and Capital Resources

At March 31, 2004, the Company had current assets of $3,424. current liabilities of $124,739 and a net working capital deficiency of $121,315. The Company has been funding its ongoing working capital requirements by way of credit with companies controlled by its directors and loans provided by shareholders. Of its current liabilities, $87,949 represents accounts payable and loans payable to directors and shareholders.

The Company significantly improved its working capital position in 2003 through the completion of a shares for debt settlement transaction with a number of its creditors including its directors. With the recent successful completion of the Company's application to trade its shares on the NASD OTCBB, the Company expects that it will have stronger access to equity capital to fund its planned exploration activities in 2004. Also, with the recent acquisition of Pan American the Company acquired net cash of approximately $250,000 which will be applied to fund the Company's 2004 exploration programs on its properties as well as cover its general and administrative expenses.

Related Party Transactions

In the quarter ended March 31, 2004, the Company incurred expenses with directors and a company with a common director totaling $10,200. This included a management consulting fee of $2,500 per month paid to the Company's President and rent and accounting charges.

In the year ended December 31, 2003, the Company incurred expenses with directors and a company with a common director totaling $50,541. This included a management consulting fee of $2,500 per month paid to the Company's President and rent, accounting, and interest charges on loans.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Critical Accounting Estimates

See Note 2 to the December 31, 2003 year end audited financial statements for the Company's Significant Accounting Policies.

Financial Instruments

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and loans payable. Loans payable are interest-free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

Disclosure for venture issuer without significant revenue

The Company has not had significant revenue from operations in either of its last two financial years. The following table is a breakdown of the material components listed for the two most recently completed financial years and for the three month period ended March 31, 2004:

	Period Ended March 31, 2004	Year Ended December 31, 2003	Year Ended December 31 2002
Capitalized or expensed exploration and development costs	Nil	$119	$12,656
Expensed research and development costs	Nil	NIl	Nil
Deferred development costs	Nil	Nil	Nil
General and Administration expenses	$19,528	$102,211	$153,434
Material costs, whether capitalized, deferred or expenses, not referred to in the above	Nil	$2,164	$448,540

Outstanding Share Data at May 31, 2004

The Company's shares are quoted for trading on the NASD's over-the-counter bulletin board in the United States.

Class of shares	Par Value	Number Authorized	Number issued
Common	No Par Value	Unlimited	33,885,373
Preferred	No Par Value	Unlimited	Nil

The Company does not have any options, warrants or convertibles securities outstanding, other than in May 2004, subsequent to the quarter, the Company issued 1,300,000 share purchase options (post-split) at $0.02 per share exercisable for five years..

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael Sweatman, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

/s/ Michael Sweatman
Michael Sweatman
Chief Financial Officer
(Principal Financial Officer)

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Richard Bachman, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

/s/ Richard Bachman
Richard Bachman
Chief Executive Officer
(Principal Executive Officer)

NEWS RELEASE

Reno, Nevada - May 31 - Tri Lateral Ventures Corporation (OTCBB: TRIVF) is pleased to report that on May 10, 2004, the Company completed the acquisition of all of the outstanding shares of Pan American Gold Corporation, a Nevada company with mineral exploration assets in both Canada and the United States. In connection with the acquisition, the Company changed its name to "Pan American Gold Corporation" and conducted a seven for one forward split, both of which it expects to be effective later this week.

In connection with the acquisition, the Company has appointed former Homestake Mining Company exploration manager and regional geologist Richard Bachman of Reno, Nevada as its new President and CEO.

Pan American is in the business of acquiring, exploring, and developing natural resource properties. Pan American currently controls five gold properties in North America and is developing plans to aggressively explore them.

In British Columbia, the Company owns a 75% interest in one of the largest land positions in the Eskay Creek gold camp with approximately 80,000 acres. Barrick's Eskay Creek mine is considered one of the highest grade gold producers in the western hemisphere. In 2003, Barrick's Eskay Creek mine produced 352,000 ounces of gold and 17 million ounces of silver, at a total cash cost of $52 per ounce of gold. Both Pan American's land and Barrick's Mine are located within a geological zone known as the Golden Triangle which encompasses nearly 10,000 square kilometers, extending from the Telegraph Creek area in the north to the Stewart area in the south and from the Coast Range on the west inland to the east for about 75 kilometers.

The Company is pleased to report that Mr. Matt Mason, a key member of the original team that located claims over the Eskay Creek mine in early 1990's, will continue to share his vision and assist the Company in the exploration of this large highly prospective property.

In Nevada, the Company has an option to acquire a 60% interest in the Kinsley Mountain Gold Mine, a past gold producer and an option to acquire a 60% interest in the early stage Pinnacle property that was previously drilled by Homestake. The Company expects to initiate new drilling programs on each of these properties this summer.

In the world class Campbell-Red Lake gold camp of Ontario, Pan American owns a 100% interest in the Lennie property consisting of 14 patented claims covering 400 acres. Pan American's Lennie property is within 3.2 km (two miles) of major producing gold mines operated by Goldcorp Inc. (Red Lake Mine) and Placer Dome (Campbell Mine).

Pan American owns a 50% interest in Cactus Minerals, a private Colorado company. The Cactus property is located in the western Mojave Desert in Kern County, California. The Cactus property, held previously by CoCa Mines and Hecla Mining Co., was first mined at the property in 1894. Total historic production is approximately 400,000 ounces of gold and a million ounces of silver. The company expects to commence drilling on the property in early June, 2004.

Company President Richard Bachman stated, "I am pleased to be involved with such a dynamic company and look forward to directing the development of such an exciting portfolio of properties. We are hopeful that we can quickly convert at least one of these properties into a significant success. Our objective is to become profitable gold producer through aggressive exploration and acquisition. We continue to evaluate acquisition opportunities that will provide value to our shareholders."

Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, statements regarding potential mineralization and reserves, exploration results, development or production programs, and future plans and objectives of Pan American Gold Corporation.

Actual results relating to, among other things, reserves, results of exploration, capital costs, drilling programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements.

Factors affecting forward-looking statements include: the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American Gold Corporation's mining properties; changes in the operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American Gold Corporation develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American Gold Corporation operates; technological, mechanical and operational difficulties encountered in connection with Pan American Gold Corporation's mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

ONTARIO

FORM 51-102F3
(Previously Form 53-901)

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the "Company")
(formerly Tri-lateral Venture Corporation)
#604 - 750 West Pender Street
Vancouver, BC V6C 2T7

Item 2. Date of Material Change

May 31, 2004

Item 3. News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated May 31, 2004 disseminated via Canada Stockwatch, Market News and Businesswire.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has completed the acquisition of all of the outstanding shares of Pan American Cold Corporation, a Nevada company with mineral exploration assets in both Canada and the United States. In connection with the acquisition, the Company changed its name to "Pan American Gold Corporation" and conducted a seven for one forward split, both of which it expects to be effective later this week.

In connection with the acquisition, the Company has appointed former Homestake Mining Company exploration manager and regional geologist Richard Bachman of Reno, Nevada as its new President and CEO.

Item 5. Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule "A".

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7. Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8. Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Sweatman
Director
604.684.4312

Item 9. Date of Report

June 1, 2004.

PAN AMERICAN GOLD CORPORATION

/s/ Michael Sweatman
Michael Sweatman, Director

SCHEDULE "A"

Reno, Nevada - May 31 - Tri Lateral Ventures Corporation (OTCBB: TRIVF) is pleased to report that on May 10, 2004, the Company completed the acquisition of all of the outstanding shares of Pan American Gold Corporation, a Nevada company with mineral exploration assets in both Canada and the United States. In connection with the acquisition, the Company changed its name to "Pan American Gold Corporation" and conducted a seven for one forward split, both of which it expects to be effective later this week.

In connection with the acquisition, the Company has appointed former Homestake Mining Company exploration manager and regional geologist Richard Bachman of Reno, Nevada as its new President and CEO.

Pan American is in the business of acquiring, exploring, and developing natural resource properties. Pan American currently controls five gold properties in North America and is developing plans to aggressively explore them.

In British Columbia, the Company owns a 75% interest in one of the largest land positions in the Eskay Creek gold camp with approximately 80,000 acres. Barrick's Eskay Creek mine is considered one of the highest grade gold producers in the western hemisphere. In 2003, Barrick's Eskay Creek mine produced 352,000 ounces of gold and 17 million ounces of silver, at a total cash cost of $52 per ounce of gold. Both Pan American's land and Barrick's Mine are located within a geological zone known as the Golden Triangle which encompasses nearly 10,000 square kilometers, extending from the Telegraph Creek area in the north to the Stewart area in the south and from the Coast Range on the west inland to the east for about 75 kilometers.

The Company is pleased to report that Mr. Matt Mason, a key member of the original team that located claims over the Eskay Creek mine in early 1990's, will continue to share his vision and assist the Company in the exploration of this large highly prospective property.

In Nevada, the Company has an option to acquire a 60% interest in the Kinsley Mountain Gold Mine, a past gold producer and an option to acquire a 60% interest in the early stage Pinnacle property that was previously drilled by Homestake. The Company expects to initiate new drilling programs on each of these properties this summer.

In the world class Campbell-Red Lake gold camp of Ontario, Pan American owns a 100% interest in the Lennie property consisting of 14 patented claims covering 400 acres. Pan American's Lennie property is within 3.2 km (two miles) of major producing gold mines operated by Goldcorp Inc. (Red Lake Mine) and Placer Dome (Campbell Mine).

Pan American owns a 50% interest in Cactus Minerals, a private Colorado company. The Cactus property is located in the western Mojave Desert in Kern County, California. The Cactus property, held previously by CoCa Mines and Hecla Mining Co., was first mined at the property in 1894. Total historic production is approximately 400,000 ounces of gold and a million ounces of silver. The company expects to commence drilling on the property in early June, 2004.

Company President Richard Bachman stated, "I am pleased to be involved with such a dynamic company and look forward to directing the development of such an exciting portfolio of properties. We are hopeful that we can quickly convert at least one of these properties into a significant success. Our objective is to become profitable gold producer through aggressive exploration and acquisition. We continue to evaluate acquisition opportunities that will provide value to our shareholders."

Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, statements regarding potential mineralization and reserves, exploration results, development or production programs, and future plans and objectives of Pan American Gold Corporation.

Actual results relating to, among other things, reserves, results of exploration, capital costs, drilling programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements.

Factors affecting forward-looking statements include: the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American Gold Corporation's mining properties; changes in the operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American Gold Corporation develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American Gold Corporation operates; technological, mechanical and operational difficulties encountered in connection with Pan American Gold Corporation's mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman
Michael Sweatman, Director
Date: June 2, 2004